SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

LEAP WIRELESS INTERNATIONAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE,
WITH AN EXERCISE PRICE OF $35.00 OR HIGHER PER SHARE

(Title of Class of Securities)

52186 310 0

(CUSIP Number of Class of Securities)

JAMES E. HOFFMANN, ESQ.
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
LEAP WIRELESS INTERNATIONAL, INC.
10307 PACIFIC CENTER COURT
SAN DIEGO, CALIFORNIA 92121
(858) 882-6000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

COPY TO:
BARRY M. CLARKSON, ESQ.
LATHAM & WATKINS
12636 HIGH BLUFF DRIVE, SUITE 300
SAN DIEGO, CALIFORNIA 92130
(858) 523-5400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$20,466,423	$4,094

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,328,231 shares of common stock of Leap Wireless International, Inc. having an aggregate value of $20,466,423 as of November 15, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**	Previously paid.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Filing Party: Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1

issuer tender offer subject to Rule 13e-4

going private transaction subject to Rule 13e-3

amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer

ITEM 4. Terms of the Transaction.
SIGNATURE

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on November 20, 2001, relating to an offer by Leap Wireless International, Inc., a Delaware corporation (“Leap” or the “Company”), to exchange all options outstanding under eligible option plans to purchase shares of Leap’s common stock, par value $0.0001 per share (“Common Stock”), with an exercise price of $35.00 or higher per share, for new options to purchase shares of Common Stock to be granted under eligible option plans, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options, dated November 20, 2001 (the “Offer to Exchange”), and the related Form of Election Concerning Exchange of Stock Options (the “Election Form”), which, as amended or supplemented from time to time, together constitute the “Offer.”

ITEM 4.        Terms of the Transaction.

         Item 4 is hereby amended and supplemented as follows:

         The Offer made pursuant to the Schedule TO expired at 9:00 p.m. Pacific Time, Tuesday, December 18, 2001. The Company accepted for exchange and cancelled Eligible Options and Required Options to purchase an aggregate of approximately 770,651 shares of the Company’s Common Stock, representing approximately 58% of the options subject to the Offer. Subject to the terms and conditions of the Offer to Exchange, the Company will grant New Options to purchase 770,651 shares of its Common Stock in exchange for the Eligible Options and Required Options accepted for exchange and cancelled. In addition, the Company granted Supplemental Options to purchase 140,623 shares of its Common Stock to holders of Eligible Options who did not tender any of their Eligible Options in the Offer, as described in the Offer to Exchange.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Dated: December 28, 2001	LEAP WIRELESS INTERNATIONAL, INC.

	By:	/s/ JAMES E. HOFFMANN

	Name:	James E. Hoffmann
	Title:	Senior Vice President, General Counsel and Secretary